Exhibit 99.3

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES
Date of last notice	7 March 2016

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Three separate events • 16 September 2016 • 19 September 2016 • 20 September 2016
No. of securities held prior to change

•      454,334 ordinary shares/CUFS registered in the name of the Director (of which 26,009 are in a holding lock until 17 March 2017, 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017).

Class	Ordinary shares/CUFS

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Number acquired

243,914 ordinary shares/CUFS following vesting of 180,955 Return on Capital Employed Restricted Stock Units (ROCE RSUs) and 62,959 Relative Total Shareholder Return Restricted Stock Units (Relative TSR RSUs) on 16 September 2016.

125,230 ordinary shares/CUFS following vesting of Relative TSR RSUs on 19 September 2016.

295,824 ordinary shares/CUFS following vesting of Relative TSR RSUs on 20 September 2016.

Number disposed	211,359 ordinary shares/CUFS sold on 16 September 2016. 36,661 ordinary shares/CUFS sold on 19 September 2016. 328,244 ordinary shares/CUFS sold on 20 September 2016.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

•      Vesting of ROCE RSUs and Relative TSR RSUs on 16 September 2016 - Nil;

•      Vesting of Relative TSR RSUs on 19 September 2016 - Nil;

•      Vesting of Relative TSR RSUs on 20 September 2016 - Nil;

•      Sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs and Relative TSR RSUs on 16 September 2016 - $4,399,712.35;

•      Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 19 September 2016 - $759,843.22; and

•      Sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 19 and 20 September 2016 - $6,770,955.28.

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

No. of securities held after change

Current relevant interest is:

•      543,038 ordinary shares/CUFS registered in the name of the Director (of which 26,009 are in a holding lock until 17 March 2017, 32,678 are in a holding lock until 14 September 2017, 28,020 are in a holding lock until 16 September 2017, 33,358 are in a holding lock until 17 September 2017, 32,555 are in a holding lock until 16 September 2018, 16,659 are in holding lock until 19 September 2018 and 39,490 are in a holding lock until 20 September 2018).

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Six separate events:

•      243,914 ordinary shares/CUFS issued pursuant to vesting of 180,955 ROCE RSUs and 62,959 Relative TSR RSUs on 16 September 2016.

•      125,230 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 19 September 2016.

•      295,824 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs 20 September 2016.

•      The on-market sale of ordinary shares/CUFS issued pursuant to vesting of ROCE RSUs and Relative TSR RSUs as follows:

-     211,359 on 16 September 2016;

-     36,661 on 19 September 2016; and

-     328,244 on 20 September 2016.

o     The disposal of some of the shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs;

o     75% of the remaining shares were sold on-market on in compliance with the James Hardie stock accumulation policy; and

o     25% of the remaining shares have been retained and are subject to a two-year holding lock in accordance with the James Hardie stock accumulation policy.

Following the sale the shareholding of the Director is currently more than 150% of his Board-approved shareholding target.

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change

Four separate events

•      16 September 2016 – Vesting and cancellation of RSUs

•      16 September 2015 (US time) – Grant of RSUs

•      19 September 2016 – Vesting and cancellation of RSUs

•      20 September 2016 – Vesting of RSUs

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	• 1,194,631 Relative TSR RSUs; and • 765,853 ROCE RSUs.
Interest acquired

Two separate grants of RSUs, as part of the FY2017 long-term incentive to the CEO pursuant to the 2006 Plan, approved by shareholders at the 2016 Annual General Meeting:

•      218,159 Relative TSR RSUs. These RSUs are subject to a TSR based hurdle measured over a performance period of 3 to 4.5 years from the grant date; and

•      194,626 ROCE RSUs. These are subject to a ROCE hurdle based on the company’s average ROCE performance in FY2017-2019 and the Remuneration Committee’s exercise of negative discretion three years from the grant date.

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Interest disposed

180,955 ROCE RSUs and 62,959 Relative TSR RSUs vested on 16 September 2016.

97,438 ROCE RSUs were cancelled on 16 September 2016 as the performance conditions for vesting were not met.

125,230 Relative TSR RSUs vested on 19 September 2016.

157,758 Relative TSR RSUs were cancelled on 19 September 2016 as the performance conditions for vesting were not met.

295,824 Relative TSR RSUs vested on 20 September 2016.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Current interests in contracts: • 711,019 Relative TSR RSUs; and • 682,086 ROCE RSUs.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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